Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2021

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2021 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2021 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

ADB ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2021

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1361_AUDM0027_01_1	4-Aug-21	15-Aug-24	AUD200mn 1.10% Notes due 15 August 2024	AUD	200,000,000.00
1609_GMTN1318_00_2	10-Sep-21	10-Sep-36	AUD208mn 1.80% Notes due 10 September 2036	AUD	208,000,000.00
			AUD TOTAL		**408,000,000.00**
1603_GMTN1312_00_2	12-Aug-21	12-Aug-31	BRL100mn 8.00% Notes due 12 August 2031 payable in United States dollars	BRL	100,000,000.00
			BRL TOTAL		**100,000,000.00**
1562_GMTN1274_01_1	19-Jul-21	4-May-28	CAD350mn 1.50% Notes due 4 May 2028	CAD	350,000,000.00
			CAD TOTAL		**350,000,000.00**
1325_GMTN1049_14_1	18-Aug-21	5-Mar-24	CNY400mn 2.90% Notes due 5 March 2024	CNY	400,000,000.00
1388_GMTN1107_04_2	6-Aug-21	16-Jan-23	CNY65mn 2.715% Notes due 16 January 2023	CNY	65,000,000.00
1601_GMTN1310_00_2	10-Aug-21	10-Aug-23	CNY200mn 2.45% Notes due 10 August 2023	CNY	200,000,000.00
1615_GMTN1324_00_1	28-Sep-21	15-Feb-27	CNY300mn 2.50% Notes due 15 February 2027	CNY	300,000,000.00
1617_GMTN1326_00_2	29-Sep-21	29-Sep-22	CNY200mn 2.40% Notes due 29 September 2022	CNY	200,000,000.00
			CNY TOTAL		**1,165,000,000.00**
1590_GMTN1300_00_2	6-Jul-21	6-Jul-24	HKD600mn 0.48% Notes due 6 July 2024	HKD	600,000,000.00
1591_GMTN1301_00_2	8-Jul-21	8-Jul-24	HKD400mn 0.436% Notes due 8 July 2024	HKD	400,000,000.00
1594_GMTN1304_00_2	15-Jul-21	15-Jul-24	HKD250mn 0.402% Notes due 15 July 2024	HKD	250,000,000.00
1598_GMTN1308_00_2	16-Jul-21	16-Jul-25	HKD150mn 0.61% Notes due 16 July 2025	HKD	150,000,000.00
1599_GMTN1309_00_2	3-Aug-21	3-Aug-24	HKD200mn 0.3025% Notes due 3 August 2024	HKD	200,000,000.00
1602_GMTN1311_00_2	9-Aug-21	9-Aug-26	HKD350mn 0.69% Notes due 9 August 2026	HKD	350,000,000.00
1604_GMTN1313_00_2	18-Aug-21	18-Aug-24	HKD380mn 0.325% Notes due 18 August 2024	HKD	380,000,000.00
1607_GMTN1316_00_2	27-Aug-21	27-Aug-24	HKD145mn 0.395% Notes due 27 August 2024	HKD	145,000,000.00
1618_GMTN1327_00_2	29-Sep-21	29-Sep-24	HKD300mn 0.395% Notes due 29 September 2024	HKD	300,000,000.00
			HKD TOTAL		**2,775,000,000.00**
1193_NZDM0007_03_1	27-Jul-21	30-May-24	NZD220mn 3.50% Notes due 30 May 2024	NZD	220,000,000.00
1600_NZDM0014_00_1	6-Aug-21	6-Aug-26	NZD750mn 1.50% Notes due 6 August 2026	NZD	750,000,000.00
1610_GMTN1319_00_2	10-Sep-21	10-Sep-31	NZD217mn 2.1525% Notes due 10 September 2031	NZD	217,000,000.00
			NZD TOTAL		**1,187,000,000.00**
1595_GMTN1305_00_2	14-Jul-21	14-Jul-23	UAH300mn 9.4% Notes due 14 July 2023 payable in United States dollars	UAH	300,000,000.00
1605_GMTN1314_00_2	18-Aug-21	18-Aug-24	UAH275mn 10% Notes due 18 August 2024 payable in United States dollars	UAH	275,000,000.00
1606_GMTN1315_00_2	17-Aug-21	17-Aug-22	UAH269.40mn 8.80% Notes due 17 August 2022 payable in United States dollars	UAH	269,400,000.00
1613_GMTN1322_00_2	22-Sep-21	22-Sep-22	UAH508.25mn 9.30% Notes due 22 September 2022 payable in United States dollars	UAH	508,250,000.00
			UAH TOTAL		**1,352,650,000.00**
1582_GMTN1293_01_2	16-Sep-21	16-Jun-26	USD150mn Floating Rate Notes due 16 June 2026	USD	150,000,000.00
1582_GMTN1293_02_2	21-Sep-21	16-Jun-26	USD100mn Floating Rate Notes due 16 June 2026	USD	100,000,000.00
1592_GMTN1302_00_2	9-Jul-21	9-Jul-71	USD30mn Zero Coupon Callable Notes due 9 July 2071	USD	30,000,000.00
1593_GMTN1303_00_2	12-Jul-21	12-Jul-61	USD30mn Zero Coupon Callable Notes due 12 July 2061	USD	30,000,000.00
1596_GMTN1306_00_2	15-Jul-21	16-Jul-24	USD50mn 0.575% Notes due 16 July 2024	USD	50,000,000.00
1597_GMTN1307_00_2	13-Jul-21	13-Jan-26	USD200mn Floating Rate Notes due 13 January 2026	USD	200,000,000.00
1608_GMTN1317_00_1	27-Aug-21	27-Aug-26	USD1.0bn Floating Rate Notes due 27 August 2026	USD	1,000,000,000.00
			USD TOTAL		**1,560,000,000.00**
1586_GMTN1297_00_2	1-Jul-21	1-Jul-22	ZAR200mn 4.89% Notes due 1 July 2022	ZAR	200,000,000.00
1588_GMTN1298_00_2	2-Jul-21	2-Jul-22	ZAR500mn 4.94% Notes due 2 July 2022	ZAR	500,000,000.00
1611_GMTN1320_00_2	15-Sep-21	15-Mar-22	ZAR500mn 4.45% Notes due 15 March 2022	ZAR	500,000,000.00
1612_GMTN1321_00_2	20-Sep-21	20-Mar-22	ZAR2.150bn 4.60% Notes due 20 March 2022	ZAR	2,150,000,000.00
1614_GMTN1323_00_2	23-Sep-21	23-Mar-22	ZAR500mn 4.60% Notes due 23 March 2022	ZAR	500,000,000.00
1616_GMTN1325_00_2	30-Sep-21	30-Mar-22	ZAR500mn 4.735% Notes due 30 March 2022	ZAR	500,000,000.00
			ZAR TOTAL		**4,350,000,000.00**



SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2021

CCY SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION		FINAL REDEMPTION
CAD						
CAD 1049_GMTN0789_00_1	16-Sep-21	16-Sep-21	CAD400mn 2.25% Notes due 16 September 2021	0.00		400,000,000.00
			CAD - TOTAL	**0.00**		**400,000,000.00**
GEL						
GEL 1385_GMTN1104_00_2	14-Jul-21	14-Jul-21	GEL85.080mn Amortizing Floating Rate Notes due 14 July 2021 payable in United States dollars	0.00		21,270,000.00
			GEL - TOTAL	**0.00**		**21,270,000.00**
HKD						
HKD 1439_GMTN1157_00_2	20-Aug-21	20-Aug-21	HKD200mn 0.26% Notes due 20 August 2021	0.00		200,000,000.00
HKD 1441_GMTN1159_00_2	26-Aug-21	26-Aug-21	HKD115mn 0.288% Notes due 26 August 2021	0.00		115,000,000.00
HKD 1445_GMTN1163_00_2	9-Sep-21	9-Sep-21	HKD300mn 0.32% Notes due 9 September 2021	0.00		300,000,000.00
HKD 1448_GMTN1168_00_2	13-Sep-21	13-Sep-21	HKD115mn 0.32% Notes due 13 September 2021	0.00		115,000,000.00
HKD 1450_GMTN1169_00_2	16-Sep-21	16-Sep-21	HKD200mn 0.305% Notes due 16 September 2021	0.00		200,000,000.00
HKD 1454_GMTN1171_00_2	20-Sep-21	20-Sep-21	HKD100mn 0.305% Notes due 20 September 2021	0.00		100,000,000.00
HKD 1453_GMTN1170_00_2	18-Sep-21	18-Sep-21	HKD250mn 0.30% Notes due 18 September 2021	0.00		250,000,000.00
HKD 1455_GMTN1172_00_2	22-Sep-21	22-Sep-21	HKD200mn 0.25% Notes due 22 September 2021	0.00		200,000,000.00
HKD 1456_GMTN1173_00_2	24-Sep-21	24-Sep-21	HKD500mn 0.30% Notes due 24 September 2021	0.00		500,000,000.00
			HKD - TOTAL	**0.00**		**1,980,000,000.00**
INR						
INR 1140_GMTN0873_00_1	8-Aug-21	8-Aug-21	INR5bn 6.45% Notes due 8 August 2021 payable in United States dollars	0.00		5,000,000,000.00
INR 1140_GMTN0873_01_1	8-Aug-21	8-Aug-21	INR7bn 6.45% Notes due 8 August 2021 payable in United States dollars	0.00		7,000,000,000.00
INR 1140_GMTN0873_02_1	8-Aug-21	8-Aug-21	INR5bn 6.45% Notes due 8 August 2021 payable in United States dollars	0.00		5,000,000,000.00
INR 1140_GMTN0873_03_1	8-Aug-21	8-Aug-21	INR1.9bn 6.45% Notes due 8 August 2021 payable in United States dollars	0.00		1,900,000,000.00
			INR - TOTAL	**0.00**		**18,900,000,000.00**
JPY						
JPY 1397_GMTN1114_00_2	27-Jan-22	27-Jul-21	JPY1.456bn 1.30% Callable Dual Currency Notes due 27 January 2022	1,456,000,000.00	a	0.00
JPY 1442_GMTN1160_00_2	24-Feb-22	24-Aug-21	JPY2.736bn 1.30% Callable Dual Currency Notes due 24 February 2022	2,736,000,000.00	a	0.00
			JPY - TOTAL	**4,192,000,000.00**		**0.00**
KZT						
KZT 1481_GMTN1188_00_1	22-Jan-23	22-Jul-21	KZT10.097bn 10.10% Amortizing Notes due 22 January 2023	84,108,159.94	b	0.00
			KZT - TOTAL	**84,108,159.94**		**0.00**
MXN						
MXN 1280_GMTN1005_00_2	26-Jul-21	26-Jul-21	MXN66mn 6.40% Notes due 26 July 2021	0.00		66,000,000.00
MXN 1284_GMTN1009_00_2	27-Aug-21	27-Aug-21	MXN48mn 6.40% Notes due 27 August 2021	0.00		48,000,000.00
MXN 1291_GMTN1016_00_2	27-Sep-21	27-Sep-21	MXN58mn 6.46% Notes due 27 September 2021	0.00		58,000,000.00
			MXN- TOTAL	**0.00**		**172,000,000.00**
TRY						
TRY 1352_GMTN1076_00_2	26-Jul-21	26-Jul-21	TRY300mn Zero Coupon Deep Discount Notes due 26 July 2021	0.00		300,000,000.00
TRY 1428_GMTN1146_00_2	8-Jul-21	8-Jul-21	TRY350mn 13.25% Notes due 8 July 2021	0.00		350,000,000.00
			TRY - TOTAL	**0.00**		**650,000,000.00**
USD						
USD 1365_GMTN1085_00_1	10-Sep-21	10-Sep-21	USD600mn Floating Rate Notes due 10 September 2021	0.00		600,000,000.00
USD 1365_GMTN1085_01_1	10-Sep-21	10-Sep-21	USD100mn Floating Rate Notes due 10 September 2021	0.00		100,000,000.00
USD 1365_GMTN1085_02_1	10-Sep-21	10-Sep-21	USD100mn Floating Rate Notes due 10 September 2021	0.00		100,000,000.00
			USD - TOTAL	**0.00**		**800,000,000.00**
ZAR						
ZAR 1534_GMTN1248_00_2	26-Aug-21	26-Aug-21	ZAR750mn 4.63% Notes due 26 August 2021	0.00		750,000,000.00
ZAR 1538_GMTN1251_00_2	3-Sep-21	3-Sep-21	ZAR750mn 4.835% Notes due 3 September 2021	0.00		750,000,000.00
ZAR 1549_GMTN1262_00_2	16-Sep-21	16-Sep-21	ZAR1bn 4.58% Notes due 16 September 2021	0.00		1,000,000,000.00
			ZAR - TOTAL	**0.00**		**2,500,000,000.00**

[a] Fully terminated on indicated Redemption Date

[b] Amortized notional on indicated Redemption Date